Exhibit (g)(6)

INDEX NO. 653225/2011
NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 11/21/2011

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK	x
JOHN PARKER, individually and on behalf of
all others similarly situated,
Plaintiff,	Index No.

v.	SUMMONS

MICHAEL KATZ, MICHAEL H. BRAUSER, BARRY HONIG, FRANK J. COTRONEO, BRETT CRAVATT, DAVID B. HILLS, MICHAEL D. MATHEWS, WILLIAM H. WISE, INTERCLICK INC., YAHOO! INC., and INNSBRUCK ACQUISITION CORP.,

Defendants.	x
TO THE ABOVE NAMED DEFENDANTS:

YOU ARE HEREBY SUMMONED to answer the complaint in this action, and to serve a copy of your answer on the Plaintiffs attorneys within twenty (20) days after the service of this summons, exclusive of the day of service, where service is made by delivery upon you personally within the State, or within thirty (30) days after completion of service where service is made in any other manner. In case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Plaintiff designates New York County as the place of trial.

Dated:	November 21, 2011
New York, NY

LEVI & KORSINSKY LLP

By:	/s/ Shannon L. Hopkins
Shannon L. Hopkins Allen Schwartz 30 Broad Street, 15th Floor New York, New York 10004 Tel: (212) 363-7500 Fax:(212) 363-7171 Attorneys for Plaintiff

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INTERCLICK, INC.

11 West 19th Street 10th Floor

New York, NY 10011

MICHAEL KATZ

c/o interclick, Inc.

11 West 19th Street 10th Floor

New York, NY 10011

MICHAEL H. BRAUSER

c/o interclick, Inc.

11 West 19th Street 10th Floor

New York, NY 10011

BARRY HONIG

c/o interclick, Inc.

11 West 19th Street 10th Floor

New York, NY 10011

FRANK J. COTRONEO

c/o interclick, Inc.

11 West 19th Street 10th Floor

New York, NY 10011

BRETT CRAVATT

c/o interclick, Inc.

11 West 19th Street 10th Floor

New York, NY 10011

DAVID B. HILLS

c/o interclick, Inc.

11 West 19th Street 10th Floor

New York, NY 10011

MICHAEL D. MATHEWS

c/o interclick, Inc.

11 West 19th Street 10th Floor

New York, NY 10011

WILLIAM H. WISE

c/o interclick, Inc.

11 West 19th Street 10th Floor

New York, NY 10011

YAHOO! INC.

701 First Avenue

Sunnyvale, California 94089

INNSBRUCK ACQUISITION CORP.

c/o Yahoo! Inc.

701 First Avenue

Sunnyvale, California 94089

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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK	x
JOHN PARKER, individually and on behalf of
all others similarly situated,
Index No.
Plaintiff,
v.	CIVIL ACTION

CLASS ACTION COMPLAINT

MICHAEL KATZ, MICHAEL H. BRAUSER, BARRY HONIG, FRANK J. COTRONEO, BRETT CRAVATT, DAVID B. HILLS, MICHAEL D. MATHEWS, WILLIAM H. WISE, INTERCLICK INC., YAHOO! INC., and INNSBRUCK ACQUISITION CORP.,

Defendants.	x

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of interclick Inc. (“interclick” or the “Company”) against interclick’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Yahoo! Inc. (“Yahoo”).

2. interclick is a technology company providing solutions for data-driven advertising. The Company’s proprietary Open Segment Manager (“OSM”) platform organizes and valuates billions of data points daily to construct the most responsive digital audiences for major digital marketers. On November 1, 2011, interclick and Yahoo announced a definitive agreement under which Yahoo, through its wholly owned subsidiary, Innsbruck Acquisition Corp. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of

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interclick in an all-cash transaction at $9.00 per share (the “Proposed Transaction”). The Proposed Transaction is valued at $270 million. Yahoo commenced the tender offer on November 15, 2011, and it is scheduled to expire December 13, 2011.

3. The Proposed Transaction is unfair to interclick shareholders, does not offer them adequate consideration, and is going to be effected through the dissemination of a materially false and misleading recommendation statement, as demonstrated by the Schedule 14D-9 Recommendation Statement filed by interclick on November 15, 2011 (the “Recommendation Statement”).

4. The Board has breached its fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, given interclick’s recent strong performance as well its future growth prospects, as well as the synergies Yahoo will receive in the Proposed Transaction, the consideration shareholders are to receive is inadequate and undervalues the Company.

5. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated October 31, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; (ii) a provision that provides Yahoo with 4 business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Yahoo a termination fee of $9 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of interclick.

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6. Instead of acting in the Company’s shareholders’ best interest, the Board pursued, agreed to, and now recommends an ill-advised Proposed Transaction because of their own self-interest, and the interest of other Company insiders in the deal. As described in more detail, numerous members of interclick’s management, including defendant Michael Katz (“Katz”), the Company’s President and Chief Executive Officer, have entered into lucrative employment agreements with Yahoo, ensuring their employment with Yahoo following consummation of the Proposed Transaction. In addition, the Company’s executive officers and directors will receive significant financial benefits through the vesting of restricted shares and unvested stock options as a result of the Proposed Transaction. Further, the members of the Special Projects Committee of the Board, whom oversaw the sale process, are receiving substantial awards for their role in the process.

7. The Board is now recommending that shareholders tender their shares in the tender offer through a false and misleading Recommendation Statement. As described in more detail below, the Recommendation Statement fails to disclose material information, concerning, among other things: (a) the interests of the Company’s executive officers and directors in the Proposed Transaction; (b) the selection, role, and interests of the Company’s financial advisors; (c) the sales process conducted by the Board; and (d) the financial analyses conducted by GCA Savvian Advisors, LLC (“GCA Savvian”), the Company’s financial advisor that conducted a fairness opinion.

8. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and interclick and Yahoo have aided and abetted such breaches by interclick’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

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PARTIES

9. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of interclick.

10. interclick is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 11 West 19th Street, 10th Floor, New York, New York, 10011.

11. Defendant Michael Katz has been Chief Executive Officer of the Company since February 1, 2011, and President and a director of the Company since August 2007.

12. Defendant Michael H. Brauser (“Brauser”) has been a Co-Chairman of the Board of interclick since August 2007.

13. Defendant Barry Honig (“Honig”) has been a Co-Chairman of the Board of interclick since August 2007.

14. Defendant Frank J. Cotroneo (“Cotroneo”) has been a director of the Company since July 2010 and currently serves as chairman of the Audit Committee.

15. Defendant Brett Cravatt (“Cravatt”) has been a director of the Company since June 2009.

16. Defendant David B. Hills (“Hills”) has been a director of the Company since July 2010.

17. Defendant Michael D. Mathews (“Mathews”) has been a director of the Company since August 2007. He also served as the Company’s Chief Executive Officer from June 2007 until January 2011.

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18. Defendant William H. Wise (“Wise”) has been a director of the Company since January 2011. Wise was previously employed by Yahoo, where he oversaw the Company’s advertising platforms business, including the Right Media Exchange and APT by Yahoo, Yahoo’s intelligent media planning and buying platform. Prior to this role, Mr. Wise served as President of Right Media, before its acquisition by Yahoo. Wise, along with defendants Brauser and Hills, were members of the Special Projects Committee formed by the Board to review the Company’s strategic opportunities, which ultimately led to the Proposed Transaction.

19. Defendants referenced in ¶¶ 11 through 18 are collectively referred to as Individual Defendants and/or the Board.

20. Defendant Yahoo is a Delaware corporation with its headquarters located at 701 First Avenue, Sunnyvale, California 94089, that operates as a digital media company that delivers personalized digital content and experiences through various devices worldwide. It offers online properties and services to users and a range of marketing services to businesses.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

21. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of interclick and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

22. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

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(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

23. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

24. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

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25. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of interclick.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of interclick common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

27. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of November 7, 2011, interclick has approximately 24.71 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

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(iii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iv)	Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(v)	Have the defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(vi)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(vii)	Have interclick, Yahoo, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(viii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

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(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

28. interclick, a technology company, provides solutions for data-driven advertising in the United States. It combines scalable media execution capabilities with analytical expertise to deliver results for digital marketers. It also involves in transaction of online advertising, such as display, video, and media formats between agency clients and third party website publishers. The Company’s proprietary technology, Open Segment Manager (“OSM”), addresses the computational, statistical and operational complexities of data-driven advertising by analyzing data and determining its value based on advertiser-specific objectives to construct the most responsive digital audiences.

29. On January 23, 2011, the Company announced financial results for the fourth quarter and year ended December 31, 2010. Financial highlights included record quarterly results, exceeding the Company’s most recent guidance, and an increase in revenue of 78% year-over-year, driven by higher campaign revenue from both existing clients and new clients. In

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addition, the Company reported that EBITDA was $5.8 million, up 178% year-over-year, and that operating expenses as a percentage of revenues declined to record low of 28.2%, highlighting the increasing leverage in interclick’s business. “Our ongoing commitment to the development of our technology stack has allowed us to establish interclick as the clear industry leader in providing data-driven advertising solutions,” said Michael Katz, interclick’s CEO. “As the landscape continues to evolve, OSM allows us to deliver cutting edge analytics in addition to highly successful campaign executions which has opened the door to new and exciting revenue opportunities in 2011 and beyond.”

30. On July 27, 2011, the Company announced the introduction of Genome, “the first self-service audience recommendation platform.” As described in the press release, Genome provides advertisers with exclusive insights into audience behaviors by recommending which data points drive value and quantify the impact on marketing outcomes. “Through Genome, marketers, agencies and trading desks can finally get a comprehensive understanding of which data to implement to drive better results,” said Michael Katz, founder and CEO of interclick. “This platform is a game-changer in audience planning, eliminating dependencies on inefficient index based tools and taking the guess work out of online segmentation strategy.” As further described in the press release, “Genome is a groundbreaking tool, that helps advertisers better valuate online audiences for maximum campaign performance. The platform can be easily integrated into DMP’s and existing technology stacks, allowing agencies to fine-tune their media allocation across Trading Desks and branded media buys.”

31. On August 10, 2011, the Company announced financial results for the second quarter ended June 30, 2011. Among other highlights, the Company reported that revenue was up 34% year-over-year, at $29 million, meeting the Company’s most recent guidance. Growth

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was driven by strong demand for interclick’s proprietary OSM platform and data valuation capabilities, resulting in an increase in the number of advertisers and higher average revenue per campaign. EBITDA was $2.6 million, up 7% year-over-year, exceeding guidance. Furthermore, Operating expenses increased only 1% sequentially from Q1 2011, comparing favorably to sequential revenue growth of 22%. “interclick continues to set the pace with innovation around data valuation enabling us to continue to expand market share in an increasingly competitive landscape,” said Michael Katz, CEO of interclick. “The recent launch of Genome extends that innovation and positions us quite nicely for a successful second half of 2011.”

32. The Company is poised for substantial growth. Company management expects revenue, net income, and EBITDA to substantially increase over the next two years, as indicated by the financial forecasts of those measures that were included in the Recommendation Statement:

	Fiscal Year Ending December 31,
	2011	2012	2013
Revenue	$143.8	$203.3	$265.3
Net Income	$7.2	$14.3	$21.2
EBITDA	$19.2	$33.3	$47.4

The Company Enters into the Proposed Transaction

33. In a press release dated November 1, 2011, the Company announced that it had entered into a merger agreement with Yahoo pursuant to which Yahoo will commence a tender offer to acquire all of the outstanding shares of interclick in an all-cash transaction at $9.00 per share. Yahoo commenced the tender offer on November 15, 2011.

34. Given the Company’s recent strong performance and its potential for growth, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

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35. The Future Stock Price Analysis conducted by GCA Savvian, the Company’s financial advisor, yielded a value for the Company as high as $10.51 per share.

36. The Comparable Company Analysis conducted by GCA Savvian yielded a value for the Company as high as $9.80 per share.

37. The Premiums Paid Analysis conducted by the Company yielded a value for the Company as high as $11.58 per share.

38. Further, at least one Wall Street analyst had a price target of $10.00 per share before the Proposed Transaction was announced.

39. In addition, the Proposed Transaction consideration fails to adequately compensate interclick’s shareholder for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for Yahoo: With interclick, Yahoo will acquire “unique data targeting capabilities, optimization technologies and new premium supply, as well as a team experienced in selling audiences across disparate sources of pooled supply.” As stated by Kerry Rice of Needham & Co. “Interclick’s behavioral targeting technology could help Yahoo to grow its display advertising revenue faster,” and “Yahoo could give Interclick more resources to expand into areas like mobile and video advertising.” Further, by securing the employment arrangements with interclick’s senior management, Yahoo has acquired an outstanding team. As described by defendant Wise in a November 1, 2011 filing with the SEC:

When I joined the board of directors of interclick at the end of last year, I got a lot of calls and emails from people who couldn’t believe I was joining the board of an ad network. That was the time of the DSP, the data exchange, the yield players, and the video & mobile start-ups. The reason I joined was two-fold. First, I fundamentally believed the market was too small for disjointed point solutions, and interclick did it all. They went premium, have the single best data activation platform in market and was applying all their display assets towards video. At scale. Second, and most important, they have an awesome team. You won’t find their team on industry panels at conferences or on any lists of top ad tech people. They are a heads down, get it done, non flashy team that provides superior

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solutions and results for clients. Having spent 3 years after the right media acquisition at Yahoo. I can tell you a team that executes who are not political and who does NOT get caught up in the headlines is EXACTLY what Yahoo needs. It was a great acquisition for them. I hope they have the guts to turn off the other ad networks from their class II inventory and capture that revenue for themselves.

Despite the significant synergies inherent in the transaction for Yahoo, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Yahoo.

The Company’s Insiders’ Conflicts of Interest

40. To make matters worse, the Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of the Company’s public shareholders.

41. Yahoo has extended employment offer letters to executive officers defendant Katz, interclick’s CEO; Andrew Katz (“A. Katz”), interclick’s Chief Technology Officer; Jason Lynn (“Lynn”), interclick’s Chief Strategy Officer; and David Myers (“Myers”), interclick’s Executive Vice President of Operations. In addition, Yahoo has extended offer letters to other key employees of interclick, including Michael Marvul (“Marvul”), interclick’s Senior Vice President of Sales; Andrew Greenberg (“Greenberg”), interclick’s Vice President of Business Development; Jake Dell’Aquila (“Dell’ Aquila”), interclick’s Senior Director, Business Development; and Joseph Blodgett (“Blodgett”), interclick’s Technical Lead, Ad Trafficking.

42. Michael Katz will become Vice President II, Sales, of Yahoo; A. Katz will become Vice President I, Engineering, of Yahoo; Lynn will become Vice President I, Product Management, of Yahoo; and Myers will serve as Vice President I, Business Operations, of Yahoo. Marvul, Greenberg, Dell’ Aquila and Blodgett will each serve as Senior Director, Sales, of Yahoo!, Senior Director, Partner Management, of Yahoo!, Director, Partnership Management, of Yahoo, and Director, Engineering, of Yahoo, respectively.

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43. In addition, Keith Kaplan (“Kaplan”), interclick’s President and Chief Revenue Officer, is expected to become an employee of Yahoo following the Proposed Transaction and Yahoo is expected to assume the employment agreement, effective as of October 24, 2011, between interclick and Kaplan. Under his employment agreement with interclick, Kaplan is entitled to receive immediate vesting acceleration of 25% of his outstanding restricted shares and a $650,000 lump sum cash bonus upon completion of the Proposed Transaction. Kaplan will also be entitled to receive a cash lump sum amount equal to 12 months of his base salary and to accelerated vesting of any equity awards assumed by Yahoo in the Merger upon a termination of employment without “cause” or for “good reason.”

44. Each of the Company’s executive officers and directors hold restricted shares of the Company that, pursuant to the Merger Agreement, will be converted into the right to receive $9.00 per share in cash. The following table sets forth the amount of cash consideration each executive officer and director will receive with respect to their restricted shares:

Name	Number of Accelerated Restricted Shares(1)	Consideration for Accelerated Restricted Shares	Number of Restricted Shares Not Accelerated	Consideration for Restricted Shares Not Accelerated(2)
Michael Katz	0	$0	75,000	$675,000
Andrew Katz	0	$0	38,789	$349,101
Roger Clark	40,000	$360,000	0	$0
Keith Kaplan	68,750	$618,750	206,250	$1,856,250
David Myers	0	$0	45,000	$405,000
Jason Lynn	0	$0	25,000	$225,000
Michael Brauser	65,000	$585,000	0	$0
Barry Honig	65,000	$585,000	0	$0
Brett Cravatt	37,500	$337,500	0	$0
Michael Mathews	10,000	$90,000	0	$0
Frank Cotroneo	35,000	$315,000	0	$0
David Hills	35,000	$315,000	0	$0
William Wise	75,000	$675,000	0	$0

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45. Directors Brauser, Honig, Cravatt, Hills, and Cotroneo each respectively hold 50,000, 50,000, 56,250, 88,333, and 88,333 unvested stock options of interclick that, pursuant to the Merger Agreement, will be subject to accelerated vesting upon consummation of the tender offer. Each such director will thus be able to cash out their previously unvested stock options and receive a substantial financial windfall as a result of the Proposed Transaction.

46. In addition, to compensate them for their services provided as members of interclick’s Special Projects Committee of the Board in connection with the Proposed Transaction, defendants Wise and Hills were each awarded a fee of $10,000, and defendant Brauser, the Chairman of the Special Projects Committee, was awarded a fee of $15,000. Wise, Hills and Brauser also received meeting fees of $250 for each telephonic meeting of the Special Projects Committee attended. In addition, the Board has awarded defendant Brauser a cash payment of $200,000 for his time and effort in negotiating the Proposed Transaction with Yahoo, and for coordinating the efforts of interclick’s management, financial advisors and attorneys involved in the Proposed Transaction.

47. Based on the above, it appears that the Board and the Company’s executive officers were interested in aggrandizing their own financial position and interests and the interests of other Company insiders, to the detriment and at the expense of the Company’s public shareholders.

The Proposed Transaction Was the Product of a Tainted Process

48. Yahoo advised the Company early on during their discussions of their intent to retain interclick’s management team in the event that Yahoo acquired interclick. As stated in the Recommendation Statement, on August 26, 2011, defendant Katz held a teleconference with Marcus Shen (“Shen”), head of Corporate Development at Yahoo, and additional members of the

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Yahoo! corporate development team. “Mr. Shen conveyed that Yahoo! viewed the retention of certain members of interclick’s management team as an integral component of any potential acquisition, and that ultimately, if Yahoo! could not get comfortable with the continued post-transaction commitment of these individuals, Yahoo would not be interested in consummating a potential transaction.” At this point in time Yahoo had still not even submitted a bid to acquire the Company.

49. Thereafter, rather than focusing on negotiating a transaction that maximized value for the Company’s shareholders, the Board, through the Special Projects Committee and the Company’s financial advisors, were more concerned with negotiating the post-transaction employment arrangements for Company insiders.

50. For example, as stated in the Recommendation Statement, on September 14, 2011, during a discussion between GCA Savvian and Shen, GCA Savvian communicated to Shen “that it understood that interclick management would be expecting meaningful retention payments and equity incentives in connection with post-transaction retention.” Again, on September 23, 2011, still before a final deal price had been agreed to, Shen and GCA Savvian discussed “different approaches” regarding interclick’s management team to ensure that the management team “would continue to work for interclick following a potential acquisition.” On October 22, 24, and 31, 2011, Yahoo and interclick continued to discuss “open issues” with respect to “employee arrangements.” By the time the Merger Agreement was executed on October 31, 2011, the employment agreements and other related arrangements between Yahoo and the Company’s insiders had already been finalized.

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51. In addition, certain officers and directors of the Company already had a relationship with Yahoo. As discussed above, defendant Wise previously worked there. Lynn and Myers, both of whom have secured employments agreements with Yahoo as a result of the Proposed Transaction, also previously worked at Yahoo. From July 2007 through July 2008, Lynn was the Director of Solutions Engineering at Right Media, LLC, a wholly-owned subsidiary of Yahoo. From 2006 until joining interclick in 2009, Myers worked for Yahoo and Right Media (which was acquired by Yahoo in July 2007) as a Senior Director of Advertiser Marketplaces Operations and Senior Director of Right Media Client Services, respectively.

52. Meanwhile, bent on entering into a deal with Yahoo, the Company failed to adequately pursue an offer from Company A, who was willing to pay more than Yahoo to acquire the Company.

53. On September 14, 2011, Company A, which had been previously contacted by the Company in July 2011, contacted interclick to indicate it was interested in resuming discussions to acquire interclick. On September 15, 2011, Company A “discussed with GCA Savvian its preliminary views on valuation multiples that could imply values per share in the $10.00 to $11.00 range,” subject to due diligence. On September 17, 2011, Company A was provided with access to interclick’s virtual data room and began their due diligence.

54. On September 28, 2011, Company A submitted an offer to acquire the Company for $9.82 per share. Company A’s offer was contingent on receiving financing. Company A also indicated that it needed 45 days to complete their due diligence review.

55. Later in the same day, GCA Savvian had a discussion with the lead financing source for Company A. At this meeting, the lead financing source “shared with GCA Savvian the due diligence that it needed to complete in order to move forward with a financing proposal to Company A”.

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56. Despite the fact that Company had beat Yahoo’s proposal by $0.82 per share, on October 2, 2011, the Special Projects Committee met and determined to enter into an exclusivity period with Yahoo, who at the time, had a pending offer to acquire the Company for $9.00 per share.

57. Yahoo and interclick entered into an exclusivity agreement on October 3, 2011, an exclusivity agreement which, through extensions, lasted until execution of the Merger Agreement.

58. Further casting doubt on the adequacy of the sales process was the Board’s decisions with respect to the engagement of a financial advisor. On July 1, 2011, interclick retained LUMA Partners LLC (“LUMA Partners”) as their financial advisor in connection with the strategic alternatives process. In July 2011, LUMA Partners contacted 12 parties to gauge their interest in acquiring interclick. The following month, however, the Company suddenly decided it needed a new advisor to act as their “lead” advisor. As stated in the Recommendation Statement, on August 30, 2011, the Special Projects Committee “discussed whether interclick should retain an additional financial advisor” and on September 1, 2011, the Board discussed the potential retention of GCA Savvian “to act as the lead financial advisor” to interclick. On September 8, 2011, GCA Savvian was retained and the engagement letter with LUMA Partners was amended to reduce the fees payable to LUMA Partners. The Recommendation Statement, however, fails to disclose the reasons GCA Savvian replaced LUMA Partners as lead advisor.

59. In any event, by the time of GCA Savvian’s enagement, Yahoo had already submitted an offer to acquire the Company. With $2.61 million of their $2.86 million fees contingent upon the completion of a transaction, GCA Savvian was heavily incentivized in ensuring that the deal with Yahoo proceeded smoothly.

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The Preclusive Deal Protection Devices

60. In addition, as part of the Merger Agreement, the Board agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company, including that from Company A.

61. §5.4 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Yahoo. §5.4(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.

62. Pursuant to §5.4(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Yahoo of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Yahoo in order to enter into the competing proposal, it must grant Yahoo 4 business days in which the Company must negotiate in good faith with Yahoo (if Yahoo so desires) and allow Yahoo to amend the terms of the Merger Agreement to make a counter-offer so that such Superior Proposal would cease to constitute a Superior Proposal. In other words, the Merger Agreement gives Yahoo access to any rival bidder’s information and allows Yahoo a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Yahoo and piggy-back upon the due diligence of the foreclosed second bidder.

63. The Merger Agreement also provides that a termination fee of $9 million must be paid to Yahoo by interclick if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

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64. Yahoo is also the beneficiary of a “Top-Up” provision that ensures that Yahoo gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Yahoo receives one share more than 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Yahoo fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Yahoo an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

65. Moreover, in connection with the Proposed Transaction, each of interclick’s executive officers and directors, who collectively own 4,766,675 shares of interclick common stock (including restricted shares stock options), or approximately 18.9% of the Company’s outstanding common stock, have entered into tender and support agreements, pursuant to which, among other things, such executive officers and directors have agreed to tender their shares in the tender offer.

66. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

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The Recommendation Statement is False and Misleading

67. To make matters worse, the Board is now attempting to solicit interclick shareholders’ vote through the false and misleading Recommendation Statement. The Recommendation Statement misrepresents and omits material information which shareholders need to make an informed decision regarding whether to tender their shares in the tender offer.

68. The Recommendation Statement also fails to disclose material information concerning the interests of the Company’s officers and directors in the Proposed Transaction. In particular, the Recommendation Statement is deficient with respect to the following items:

(a) The Recommendation Statement fails to disclose whether the payments that were awarded to Brauser, Wise, and Hills for their role on the Special Projects Committee would have been awarded if interclick had not entered into a transaction.

(b) The Recommendation Statement fails to disclose whether Company A indicated their intent to retain any members of interclick management during their discussions with interclick, and if so, to disclose Company A’s intent with respect to any post-transaction employment arrangements.

(c) The Recommendation Statement states that on August 26, 2011, Shen conveyed that Yahoo “viewed the retention of certain members of interclick’s management team as an integral component of any potential acquisition” but fails to disclose whether Shen specified which specific members of management.

(d) The Recommendation Statement states that on September 14, 2011, GCA Savvian communicated to Yahoo that “it understood that interclick management would be expecting meaningful retention payments and equity incentives in connection with post-transaction retention,” but fails to disclose how GCA Savvian “understood” this, including whether anything related to this matter was communicated by interclick management to GCA Savvian.

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(e) The Recommendation Statement fails to disclose who directed GCA Savvian to communicate to Shen on September 23, 2011 that interclick management was unwillng to agree to a “hold-back” provision or defer or waive certain contractual rights upon a change of control.

(f) The Recommendation Statement fails to disclose the “open issues” with respect to “employment arrangements” that was discussed between Yahoo and interclick on October 22, 24, October 31, 2011, as well as which members of interclick management were present at these meetings.

(g) The Recommendation Statement fails to disclose what “different approaches” to provide assurance that interclick’s management team would continue to work with interclick following a potential acquisition was discussed between Shen and GCA Savvian on September 23, 2011.

69. The Recommendation Statement fails to disclose material information concerning the selection, role, and interests of the Company’s financial advisors. In particular, the Recommendation Statement is deficient with respect to the following items:

(a) The Recommendation Statement fails to disclose the nature of LUMA Partners’ “sell-side transaction experience working opposite Yahoo”.

(b) The Recommendation Statement fails to disclose the reasons the Special Projects Committee determined to retain an additional financial advisor on August 30, 2011.

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(c) The Recommendation Statement fails to disclose the reasons GCA Savvian was selected as the second financial advisor, and the reasons they were appointed as “lead” financial advisor.

(d) The Recommendation Statement fails to disclose the connection between LUMA Partners and GCA Savvian. Specifically, Terence Kawaja, the CEO and founder of LUMA Partners previously worked as Co-head of Digital Media at GCA Savvian.

(e) The Recommendation Statement fails to disclose the roles that were assigned to each of LUMA Partners and GCA Savvian during the sales process.

(f) The Recommendation Statement fails to disclose the reasons LUMA Partners was not asked to conduct a fairness opinion.

(g) The Recommendation Statement fails to disclose the amount LUMA Partners’ fees was reduced by on September 8, 2011.

(h) The Recommendation Statement fails to disclose whether LUMA Partners has performed any services to Yahoo and/or interclick in the past two years, and if so, to disclose the nature of the services and the amount of compensation received.

(i) The Recommendation Statement fails to disclose that defendant Wise, a member of the Special Projects Committee, is a member of LUMA Partners’ advisory board.

70. The Recommendation Statement also fails to disclose material information concerning the process conducted by the Board and/or its financial advisors in selling the Company. In particular, the Recommendation Statement is which materially misleading in at least the following respects:

(a) The Recommendation Statement fails to disclose the criteria used to appoint defendant defendant Brauser as the Chairman of the Special Projects Committee.

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(b) The Recommendation Statement fails to disclose who introduced defendant Katz to Shen, head of corporate development at Yahoo, whether Katz requested the introduction, and the purpose of the introduction.

(c) The Recommendation Statement fails to disclose the criteria used to select the 12 potential buyers that were contacted by LUMA Partners during July 2011, who compiled the list of 12 parties, and which “industries” were these parties part of.

(d) The Recommendation Statement states that Yahoo was provided with an online data room with which to conduct due diligence in on July 26, 2011, but fails to disclose whether the other 9 parties that executed non-disclosure agreements were also provided with access to the onlne data room, and if so, how many of such parties used the data room.

(e) The Recommendation Statement fails to disclose the reasons provided by the 12 parties that they were not interested in acquiring interclick.

(f) The Recommendation Statement fails to disclose whether interclick informed Discovery Group I, LLC during its August 24, 2011 discussions, or at any time, that it was engaging in a sales process and/or whether it provided Discovery with any non-public information concerning the process it was pursuing.

(g) The Recommendation Statement fails to disclose what was the “range [Katz] understood would be expected by the Special Projects Committee” as communicated to Shen on August 30, 2011, and how Katz derived this understanding.

(h) The Recommendation Statement fails to disclose what was the value that “the members of the Special Projects Committee” had expected Yahoo to submit as discussed on August 30, 2011.

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(i) The Recommendation Statement fails to disclose the criteria used to select the four parties that were contacted by GCA Savvian, and the reasons only four additional parties were contacted.

(j) The Recommendation Statement fails to disclose the reasons Company A and interclick’s discussions had originally ceased in July 2011, whether interclick had been in contact with Company A between July and September 2011, and if so the nature of the communications, and whether Company A provided reasons for its renewed interest in September 2011.

(k) The Recommendation Statement fails to disclose the value of Company A’s indication of interest that was submitted on September 22, 2011.

(l) The Recommendation Statement fails to disclose what “certain aspects” of Company A’s indication of interest did GCA Savvian seek clarification on September 23, 2011.

(m) The Recommendation Statement fails to disclose what feedback was received from Yahoo that led the Special Projects Committee to believe on October 1, 2011 that there was a significant risk that if interclick did not promptly enter into exclusive negotiations with Yahoo, Yahoo! would discontinue discussions.

(n) The Recommendation Statement fails to disclose the amount of “significant costs and expenses” incurred by interclick and its specific impact on the Company’s financial results that was discussed by the Special Projects Committee on October 1, 2011.

(o) The Recommendation Statement fails to disclose the reasons considered by GCA Savvian and the Special Projects Committee in determining on October 2, 2011 that there was no company that was a likely buyer for intereclick that had not been contacted.

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(p) The Recommendation Statement fails to disclose whether October 2, 2011 was the first time in which the Company’s legal advisor discussed with the Special Projects Committee their fiduciary duties in connection with a sale of interclick; and if not, to disclose the prior dates in which such topic was discussed.

(q) The Recommendation Statement fails to disclose whether GCA Savvian provided Company A’s lead financing source with the due diligence it needed to complete in order to provide financing to Company A, as well as the nature of the due diligence that the lead financing source needed.

71. The Recommendation Statement fails disclose certain data and inputs underlying the financial analyses supporting the fairness opinion of the Board’s financial advisor, GCA Savvian, including:

(a) the reasons GCA Savvian did not conduct a discounted cash flow analysis, as well as the reasons GCA Savvian did not utilize the projections of interclick for year 2013 in any of their financial analyses;

(b) the assumptions used by interclick management in preparing the interclick forecasts;

(c) with respect to the Comparable Company Analysis:

(i)	the criteria used to determine which companies in the online marketing services industry were comparable to the company and used in the analysis;

(ii)	the LTM, CY 2011E, and CY 2012E EBITDA multiples, and the CY 2011E and CY 2012E Net Income multiples observed for each of the comparable companies; and

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(iii)	the criteria and analysis used by GCA Savvian to select the representative range of multiples that it applied to interclick’s financial data in order to calculate an implied per share value range for interclick.

(d) with respect to the Comparable Transactions Analysis:

(i)	the LTM EBITDA and NTM EBITDA multiples observed for each of the comparable transactions; and

(ii)	the criteria and analysis used by GCA Savvian to select the representative range of multiples that it applied to interclick’s financial data in order to calculate an implied per share value range for interclick.

(e) with respect to the Future Stock Price Analysis:

(i)	the criteria used to select the multiple range of 8.0x to 15.0x;

(ii)	the calculations used to derive the cost of equity range of 12.0% to 15.0%; and

(iii)	the implied per share value range calculated using analyst consensus estimates.

(f) with respect to the Securities Research Analysts’ Price Targets analysis, the identity of each analyst, and their respective price targets of interclick.

72. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

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CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

73. Plaintiff repeats all previous allegations as if set forth in full herein.

74. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of interclick and have acted to put their personal interests ahead of the interests of interclick shareholders.

75. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize interclick’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

76. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of interclick because, among other reasons:

(a) they failed to take steps to maximize the value of interclick to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value interclick; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

77. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of interclick’s assets and will be prevented from benefiting from a value-maximizing transaction.

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78. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

79. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty — Disclosure

(Against Individual Defendants)

80. Plaintiff repeats all previous allegations as if set forth in full herein.

81. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting interclick’s shareholders.

82. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

83. As a result, Plaintiff and the Class members are being harmed irreparably.

84. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against interclick, Yahoo, and Merger Sub)

85. Plaintiff repeats all previous allegations as if set forth in full herein.

86. As alleged in more detail above, Defendants interclick, Yahoo, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

87. As a result, Plaintiff and the Class members are being harmed.

88. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

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(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: November 21, 2011

New York, NY

LEVI & KORSINSKY LLP

By:	/s/ Shannon Hopkins
Shannon Hopkins, Esq. Allen Schwartz, Esq. 30 Broad Street, 15th Floor New York, New York 10004 Tel: (212) 363-7500 Fax:(212) 363-7171 Attorneys for Plaintiff

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